Exhibit 21.1

Greenland Technologies Holding Corporation

Subsidiaries of the Registrant

Subsidiary	Place of Incorporation

Zhongchai Holding (Hong Kong) Limited	Hong Kong

HEVI Corporation	Delaware

Hangzhou Greenland Energy Technologies Co., Ltd.	People’s Republic of China

Shanghai Hengyu Business Management Consulting Co., Ltd.	People’s Republic of China

Zhejiang Zhongchai Machinery Co., Ltd.	People’s Republic of China

Hengyu Capital Limited	Hong Kong